Mail Stop 7010
      September 7, 2005

Denise D. Smith
Silver Pearl Enterprises, Inc.
1541 E. I-30
Rockwall, TX 75087

Re:	Silver Pearl Enterprises, Inc.
	Amendment No. 2 to Registration Statement on Form SB-1
      Filed August 26, 2005
      File No. 333-124837

Dear Ms. Smith:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Plan of Operations, page 16

1. We note that you currently provide your cash balance as of March
31, 2005. Please update this information to the latest balance sheet date included in your filing, which is June 30, 2005.

Financial Statements for the Year Ended December 31, 2004

Note 1 - Nature of Activities and Significant Accounting Policies, page F-6

Website Development Costs, page F-7

2. We note your response to comment 10 from our letter dated July
29,
2005, including the provision of your internet web site development contract agreement. It remains unclear to us exactly what services were provided to you by Art Xpectations, LLC. Please refer to the list of various services provided in the different stages of your website`s development found in exhibit 00-2A to EITF 00-2, and tell us which of these services were or are being provided by Art Xpectations.
Also, please tell us if you had an operational website prior to hiring
Art Xpectations.

Exhibit 4.1 - Subscription Agreement

3. We reissue prior comment 12. The agreement does not reflect the escrow terms described in the prospectus. For example, there is no reference that the company will not cash the checks unless it raises the minimum subscription amount, that the funds will not be commingled, and that all funds will be refunded immediately, without interest, by the end of the offering period if the minimum subscription is not raised.

Exhibit 11.1

4. We note that counsel has changed the opinion so that it is based upon your representations that all actions identified therein have been authorized. Please delete this language. In opining that securities are legally issued, counsel cannot assume that all actions identified in the opinion have been authorized. This is a conclusion of law.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Bret Johnson at (202) 551-3753 or Nate
Cheney at
(202) 551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

      					Sincerely,


      					Pamela Long
								Assistant Director

cc:	R. Bradley Lamberth, Esq.
	Lamberth Law Firm
	1010 W. Ralph Hall Parkway
	Rockwall, TX 75032

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Denise D. Smith
Silver Pearl Enterprises, Inc.
September 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE